SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[March 16, 2004]

Metso Corporation

(Translation of registrant’s name into English) Fabianinkatu 9 A, PO Box 1220 FIN-00101 Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F _______X_______	Form 40-F_____________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____________	No_____X_______

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-____________

SIGNATURES

Date March 16, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo Executive Vice President and CFO Metso Corporation	Harri Luoto Senior Vice President, General Counsel Metso Corporation

METSO TO SUPPLY A TISSUE MACHINE TO HENGAN HOLDING CO.,LTD IN CHINA

(Helsinki, Finland, March 16, 2004) - Metso Corporation’s (NYSE: MX; HEX: MEO) fiber and paper technology business area, Metso Paper will supply a tissue machine to HengAn Holding Co.,Ltd in An Hai Zhen, Fujian Province, China. The tissue production line will start up in the beginning of 2006. The value of the order is not disclosed.

In addition to the complete tissue machine, the delivery will include Metso Automation’s process and quality control system as well as training and start-up services.

The new tissue line will produce 60.000 ton per year of facial and bathroom tissue and towel, and it will use virgin pulp as raw material. The design speed of the 5.5 meter wide tissue machine will be 2000 m/min.

HengAn is a leading Chinese producer of hygiene products with a nationwide sales and distribution network. HengAn Holding is a fully owned subsidiary of HengAn International, whose shares are listed on the Hong Kong stock exchanges. Their turnover is EUR 117 million and they employ more than 6,000 people.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The Corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2003, the net sales of Metso Corporation were EUR 4.3 billion. It has approximately 26,000 employees in 50 countries. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:
Per Eiritz, President, Tissue Business Line, Metso Paper, tel. +46 54 17 14 94 Leif Forsberg, Senior Vice President, Tissue Business Line, Metso Paper, tel. +46 54 17 13 10

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004 USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 617 369 7850.